SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

(Title of Class of Securities)	(CUSIP No.)
American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpG)	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (NYSE: NMpH)	63938Y 308

Vasiliki Papaefthymiou

Executive Vice President - Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Philip Richter, Esq.

Mark Hayek, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,964,143.50	$1,207.65

(1)

Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Shares”) and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Shares” and, together with the Series G Preferred Shares, the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $3.495, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on December 18, 2018, and (ii) 946,100, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $3.49, the average of the high and low prices per Series H ADS on the New York Stock Exchange on December 18, 2018, and (ii) 1,907,600, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,894.40	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Registration Statement on Form F-4 (No. 333-228976)	Date Filed: December 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 21, 2018 relating to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire 946,100 outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock and 1,907,600 outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock from tendering holders of Series G ADSs and Series H ADSs, pursuant to the terms and subject to the conditions described in the prospectus, dated January 11, 2019 (the “Prospectus”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or the Prospectus. All information in the Prospectus, including all exhibits and annexes thereto, are hereby expressly incorporated by reference into this Amendment No. 1 in response to all items required in the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and Exhibits thereto and the Prospectus. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Prospectus, as amended or supplemented.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

On January 23, 2019, a putative class action complaint was filed against the Company and five of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for alleged breaches of fiduciary duties. The complaint seeks, among other things, unspecified monetary damages, a declaration that the defendants breached their fiduciary duties, a declaration that the consent solicitation is invalid, and an award of plaintiff’s costs. The Company believes that the asserted claims are without merit and intends to vigorously defend against the complaint.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: January 25, 2019	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President - Legal and Director